UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Litigation update.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement related to a litigation update dated October 14, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: October 14, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Litigation Update

RNS Number: 3646U
CSR plc
14 October 2010
CSR plc ("CSR" or "the Company")

Litigation Update

In connection with the overall ongoing litigation between CSR and Broadcom previously reported, on 12 October 2010, Broadcom filed with the U.S. District Court a response to CSR's patent infringement claims of August 2010.  Broadcom's 12 October filing includes counterclaim allegations for infringement against certain CSR products, including certain Bluetooth products.  Trial on Broadcom's allegations is anticipated no earlier than 2013.

On 13 October 2010, CSR took the following appropriate responsive actions:

CSR added patents in the U.S. District Court with corresponding infringement allegations against Broadcom's products.   In addition, CSR filed with the U.S. District Court a Motion For Preliminary Injunction, containing detailed claim charts evidencing Broadcom's infringement of CSR's proprietary patents against the range of Broadcom products implicated by such CSR patents.  If CSR's Motion for Preliminary Injunction is granted by the Court, the further sale and distribution of relevant Broadcom products shall be barred.  CSR has requested that its Motion For Preliminary Injunction be heard by the Court on 20 December 2010.

Also, in a measured response to Broadcom's U.S. International Trade Commission (the "ITC") Enforcement Action, CSR will promptly file with the ITC a Motion for Sanctions against Broadcom for vexatious litigation.

CSR was aware of the Broadcom litigation at the time of acquiring SiRF in 2009, and therefore factored ongoing litigation with Broadcom into business planning for the combined business.

CSR will continue its efforts to focus on competing in the marketplace on the basis of its products and serving the needs of its customers.

Intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations.  CSR will continue to take appropriate steps to address any further claims that may be made by Broadcom or any third parties.

FORWARD LOOKING STATEMENTS

This litigation update contains certain statements that are 'forward looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to CSR's pending litigation with Broadcom, and other future events and their potential effects on CSR. These forward-looking statements can be identified by words such as 'vexatious,' 'will,' 'poses,' 'may' and other similar expressions regarding the pending intellectual property litigation with Broadcom. Such forward-looking statements represent the current expectations and beliefs of management of CSR, and are based upon numerous assumptions regarding the environment in which CSR will operate, as well as the litigation itself, which is inherently uncertain and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR. Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

This information is provided by RNS

The company news service from the London Stock Exchange

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